February 19, 2013

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention: Mr. Kevin L. Vaughn

Re:	Thermon Group Holdings, Inc.
Thermon Holding Corp.
Form 10-K for the fiscal year ended March 31, 2012
Filed June 8, 2012
Form 10-Q for the quarterly period ended September 30, 2012
Filed November 13, 2012
Response Letter Dated January 24, 2013
(File No. 1-35159)

Ladies and Gentlemen:

This letter is submitted by Thermon Group Holdings, Inc. and Thermon Holding Corp. (collectively, “Thermon,” the “Company,” “we” or “our”) in response to the comment letter, dated February 4, 2013 (the “Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Thermon’s Annual Report on Form 10-K for the fiscal year ended March 31, 2012 (the “2012 Form 10-K”) and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 filed with the Commission on June 8, 2012 and November 13, 2012, respectively, and our Response Letter dated January 24, 2013.  For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

Form 10-K for the Fiscal Year Ended March 31, 2012

Consolidated Statements of Operations, page 50

1.              Refer to our prior comment 1.  We note your response to our comment indicates “…we offer related services, such as design optimization, engineering, installation and maintenance services.  These services are highly specialized and directly associated with the delivery of products.  We do not market our services separate from an overall heat tracing solution, maintenance or repair project”.  In this regard, we also noted disclosures on page 37 of your 2012 Form 10-K that “On average, less than 20% of annual revenues are derived from the installation of heat tracing solutions for which we apply construction-type accounting.  These construction-related contracts are awarded on a competitive bid and negotiated basis.” Please tell us if the percentage of annual revenues relate only to installation services.  Also, as previously requested, tell us what percentage services were to your total revenues during each of the periods presented in your statements of operations.  If service revenues exceeded 10 percent of revenues during any of the periods presented, please revise future filings to separately disclose your service revenues and related cost of service revenues in order to comply with the guidance of Rule 5-03(b)(1)(a) of Regulation S-X. Finally, consider the impact of this comment on disclosures in Thermon Holding Corporation’s future filings.

Our critical accounting policy related to revenue recognition, as disclosed in our 2012 Form 10-K, includes the following statement, “On average, less than 20% of our annual revenues are derived from the installation of heat tracing solutions for which we apply construction-type accounting.”   The reference to installation in this context is related to our complete turnkey solution, which includes both, heat tracing products and design, engineering and installation services customized to customer specifications (“Turnkey Solution”).  Our Turnkey Solutions are provided through a separate marketing channel from our regular heat tracing product sales. In general, our practice is to not perform Turnkey Solutions, except in certain geographic regions, primarily the United States, where we maintain a qualified staff of engineers and technicians capable of installing our custom designed product solutions.

In those regions where we offer customers a Turnkey Solution, such customer arrangements are generally negotiated through an overall Turnkey Solution agreement, which includes design and engineering services, our cost of producing the product, as well as the installation of the heat tracing product customized to the customer’s specific requirements. As such, we apply the percentage of completion method under ASC 605-35 to our Turnkey Solution sales.  These contracts do not include ongoing maintenance and support.  We have determined that segmenting under such guidance is not applicable as the Turnkey Solution arrangements do not include separately negotiated elements.

In conjunction with our product sales, in situations where we are not performing the installation of a Turnkey Solution arrangement, we occasionally provide services such as engineering,  inspection, repair and/or training to customers. We account for these services, which we refer to collectively as the “Other Services,” under ASC 605-25 as further described in our response to comment 2 below.

The following table summarizes our estimate of Turnkey Solution sales accounted for under percentage of completion accounting as well as Other Services revenue that is accounted for under ASC 605-25 as a proportion of total revenues during each of the periods presented in our 2012 Form 10-K:

(in thousands of U.S. dollars)	Year Ended March 31, 2012 (Successor)	For the Period From May 1, 2010 Through March 31, 2011 (Successor)	For the Period From April 1 Through April 30, 2010 (Predecessor)		Year Ended March 31, 2010 (Predecessor)

Total Sales	$270,515	$225,745	$13,063		$192,713

Turnkey Solution arrangements accounted for under ASC 605-35	43,282	38,376	1,959		34,688

Total Turnkey Solution sales as a percentage of Total Sales (a)	18%	16%	18%		17%

Other Services accounted for under ASC 605-25	15,946	22,164	1,629		14,988

Other Services as a percentage of Total Sales	5.9%	9.8%	12.5	%(b)	7.7%

(a) – We estimate that design, engineering and installation services represent approximately 20% to 25% of Turnkey Solution sales.

(b.) - The 30 day period ended April 30, 2010 was reported as a result of a change of control transaction involving the Company.  That period included an unusually large amount of engineering services related to projects in the Canadian Oil Sands region.  The change of control transaction did not result in any change to the actual operations of the Company. We believe that the combination of the predecessor and successor periods that include the full fiscal year ended March 31, 2011 is more representative of our operations.  In the combined fiscal 2011 period, Other Services, as a percentage of total sales, remained below 10%.

Given that Other Service revenues did not exceed 10% of total revenue for any fiscal year reported on our 2012 Form 10-K, we do not believe it is appropriate to separately report Other Services in our statements of operations in future filings.  We do not expect that Other Services will exceed 10% of total revenue during our 2013 fiscal year ending on March 31, 2013.  However, we will continue to monitor Other Services and will report them separately in our statements of operations in future filings in accordance with Rule 5-03(b)(1)(a) of Regulation S-X to the extent they exceed 10% of total revenue.

2.              In a related matter, we note your response indicated “When we sell a heat tracing solution, we quote a total price to the customer for the entire “solution”.  Similarly, the manner in which we typically invoice our customers does not indicate separate fair value for the respective product and service components. We view the entire heat tracing system as a single product offering.” In light of the fact your response indicates your “solutions” have components and the disclosures on page 37 of your 2012 Form 10-K referenced above that appear to indicate you separately account for certain installation services, please tell us how you considered the guidance at FASB ASC 605-25 when accounting for your product “solutions”. Please make sure your response specifically addresses why your product “solutions” do or do not have deliverables that constitute multiple units of accounting based on the guidance at FASB ASC Topic 605.

Included in our response to comment 1 above, we refer to the manner in which we enter into Turnkey Solution arrangements with our customers, which as discussed above are accounted for under ASC 605-35.  The discussion below refers to the remainder of our operations in which we do not provide a Turnkey Solution.

The majority of our total revenue is generated though heat tracing product sales which occasionally include sales of Other Services. Such Other Services may include engineering and “field” services such as inspection, repair and/or training. The Company accounts for these arrangements under ASC 605-25 and assesses such arrangements to determine the appropriate units of accounting for which to allocate a portion of the overall arrangement consideration based on their respective relative selling prices. While the deliverables in our product arrangements may vary, generally we consider engineering services, product and field services to be separate units of accounting. Amounts assigned to each unit of accounting are based on an allocation of total arrangement consideration using a hierarchy of estimated selling prices for the Other Services.  Revenue recognized for the Other Services performed in such arrangements is limited to the lesser of their allocated amounts under the estimated selling price hierarchy or the non-contingent consideration received at the time of performance, since collection of future amounts under the arrangement with the customer is contingent upon the delivery of future product or services.

We intend to supplement our revenue recognition disclosures in our next Annual Report on Form 10-K to include the following additional information regarding our accounting of multiple element arrangements under ASC 605-25:

Sales which are not accounted for under ASC 605-35 may have multiple elements, including heat tracing product, engineering and “field” services such as inspection, repair and/or training.  We assess such revenue arrangements to determine the appropriate units of accounting.  Each deliverable provided under multiple-element arrangements is considered a separate unit of accounting.  Revenues associated with the sale of a product are recognized upon delivery, while the revenue for engineering and field services are recognized as services are rendered, limited to the amount of consideration which is not contingent upon the successful provision of future products or services under the arrangement.  Amounts assigned to each unit of accounting are based on an allocation of total arrangement consideration using a hierarchy of estimated selling price for the deliverables.  The selling price used for each deliverable will be based on Vendor Specific Objective

Evidence (“VSOE”), if available, Third Party Evidence (“TPE”), if VSOE is not available, or estimated selling price, if neither VSOE nor TPE is available.

If you wish to discuss the foregoing at any time, or if there is anything we can do to facilitate the Staff’s review, please feel free to contact me at (512) 396-5801.

Very truly yours,

/s/ Jay Peterson
Jay Peterson
Chief Financial Officer
Thermon Group Holdings, Inc.

cc:   Rodney Bingham, President and Chief Executive Officer